EXHIBIT 99.1

Brookfield Announces Results of Conversion of its Series 28 Preferred Shares

BROOKFIELD, NEWS, June 23, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced that after having taken into account all election notices received by the June 15, 2022 deadline for the conversion of its Cumulative Class A Preference Shares, Series 28 (the “Series 28 Shares”) (TSX: BAM.PR.X) into Cumulative Class A Preference Shares, Series 29 (the “Series 29 Shares”), there were 13,675 Series 28 Shares tendered for conversion, which is less than the one million shares required to give effect to a conversion into Series 29 Shares. Accordingly, there will be no conversion of Series 28 Shares into Series 29 Shares and holders of Series 28 Shares will retain their Series 28 Shares.

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately US$725 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618-3469	+1 416 359-8647
Email: kerrie.mchugh@brookfield.com	linda.northwood@brookfield.com